Via Facsimile and U.S. Mail
Mail Stop 6010

July 18, 2007

Mr. Keith A. Jensen
Senior Vice President
American Financial Group, Inc.
One East Fourth Street
Cincinnati, Ohio   45202

Re: **American Financial Group Inc.**
         Form 10-K for Fiscal Year Ended December 31, 2005
         Filed on March 7, 2006
         File No. 000-01532

Dear Mr. Jensen:

        We have completed our review of your Form 10-K and have no further comments at this time. As evidenced by our May 3, 2007 comment letter and as discussed during our telephone conference on June 8, 2007, the Division's staff along with the staff of the Office of Chief Accountant began reevaluating its initial conclusion expressed in our April 18, 2007 telephone conference related to the use of a correlation analysis focused on settlement values for purposes of evaluating the SFAS 133, paragraph 10(e)2 scope exception. After reading your May 18, 2007 response, we continue to question whether such an approach is appropriate; however on the basis of the analysis provided in your June 19, 2007 letter, the Division's staff will not pursue this issue further at this time.

                                          Sincerely,

                                          Joel Parker
                                          Accounting Branch Chief